Ecopetrol Files Its Form 20-F for the Fiscal Year 2025 with the U.S. Securities and Exchange Commission

Bogota D.C., April 30, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby announces that it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (SEC) on April 30, 2026.

By filing the Form 20-F, Ecopetrol fulfills its reporting obligations to the SEC and ensures the dissemination of information to the New York Stock Exchange (NYSE), bondholders, and the broader market.

The Annual Report on Form 20-F includes a detailed description of the Company’s business, the risk factors to which it may be exposed, and its financial statements prepared in full compliance with International Financial Reporting Standards (IFRS). Such financial statements were audited and certified by Deloitte & Touche S.A.S. for fiscal year 2025, and by Ernst & Young Audit S.A.S. for fiscal years 2023 and 2024. Investors may obtain a printed copy of the financial statements free of charge upon request by contacting investors@ecopetrol.com.co.

The Annual Report on Form 20-F for the fiscal year 2025 is available on the SEC’s website, in accordance with applicable U.S. regulatory requirements, at the following link:

Inline Viewer: ECOPETROL S.A. 20-F 2025-12-31

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co